                               Filed by National Commerce Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

                                Subject Company: National Commerce
                                Financial Corporation
                                Commission File Number: 333-116112


THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD ON JULY 12, 2004 RELATING TO THE RELEASE OF SUNTRUST BANKS, INC. RESULTS OF OPERATIONS FOR ITS SECOND FISCAL QUARTER OF 2004:

              SunTrust Banks Inc. 2nd Quarter 2004 Earnings Results
                                  July 12, 2004
                                   8:30 AM ET

Operator: Welcome. And thank you for standing by. At this time all participants are in a listen-only mode. After the presentation we will conduct a question-and-answer session. To ask a question, please press star 1. Today's conference is being recorded. If you have any objections you may disconnect at this time.

I would now like to turn the call over to Gary Peacock. Thank you, sir. You may begin.

Gary Peacock: Good morning everyone and welcome to SunTrust's second quarter earnings conference call. We appreciate you joining us. In addition to the press release this morning, we've also, as usual, provided detailed financials. We've also provided a presentation update on merger integration. You can find both exhibits at our website, SunTrust.com. This information can be accessed directly today by using the quick link on the SunTrust.com home page entitled Second Quarter Results and Webcast Links, or by going to the investor relations section of the website.

With me this morning are members of our policy committee, Phil Humann; John Spiegel; Ted Hoepner; and Jim Wells. John Clay is out of the bank today.

Also, Bill Reed, CEO of National Commerce, is with us here in Atlanta this morning. I'll also point out my mastery of the obvious, Bill can't comment on NCF second quarter earnings this morning as they will be releasing earnings after the market closes on Thursday.

Phil Humann will start our call with a quick review of the quarter. I'll follow Phil and provide details around the numbers. Then John

Spiegel will provide additional perspective on expenses and operating leverage, an issue we know is of interest to you.

Finally, Jim Wells, whose scope of responsibility encompasses our merger integration efforts, will provide you with a quick status report on transition planning relative to the National Commerce Financial transaction.

We'll then open up the teleconference lines for Q&A. First, a few advisories. I'll remind you, any forward-looking statements made during this presentation are subject to risk and uncertainty. Further, we have no obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

If you're interested in factors that could cause our results to differ materially from any forward-looking statements, they are detailed on our website and summarized in our press release. Next in this call we could discuss some non-GAAP measures in talking about our company's performance. You can find the reconciliation of those measures to GAAP measures in our press release and on our website in the press release section of the investor relations pages.

Finally, SunTrust does doesn't edit or guarantee the accuracy of transcripts of our earnings teleconferences provided by third parties. And the only authorized live webcast and rebroadcast archived webcast are located at our website, SunTrust.com.

With that, let me turn it over to Phil.

Phil Humann: Thanks Gary. Good morning, everybody. As you know, we've been talking for a long time about the strong demographics and growth potential of SunTrust Southeast and Mid-Atlantic banking franchise. As we go over the numbers today, I think the value of that franchise from a financial performance standpoint will become increasingly clear.

In the second quarter we delivered strong results in virtually all earnings components. Not only do we see a significant pick-up in net interest income and continued strong fee income, but our credit quality improved even as we significantly grew loans.

All this positively affected the bottom line and permitted us to deliver the record $1.29 per share we reported earlier this morning.

As pleased as we are with the strong quarter, let me remind you that our priority is to deliver consistent, sustainable business-driven results over an extended time frame. You will see that in some categories there were significant jumps in linked annualized quarter comparisons.

Over the course of the year, though, those numbers tend to even out to more sustainable growth momentum levels.

Now, having said that, things are looking pretty good overall. We're seeing a continuation of the positive performance pattern that's been steadily picking up steam for the past two or three quarters, and we expect that to continue.

Virtually all earnings trends are headed in the right direction. Every one of our business lines is doing well. And the external environment is a lot more accommodating for banks than it has been.

As we continue to invest for the future, step up various internal performance initiatives and dedicate more resources to sales and marketing, the positive impact of these things should continue to show up in the numbers. That was certainly the case this quarter.

Overall, revenues grew at about 7% year over year and 13% on a sequential annualized quarter basis. This was driven by acceleration in both net interest income and fee income.

I'll point out we were showing significant revenue growth even though we took some securities losses this quarter. Taking out the effects of securities gains and losses, revenue was up over 10%, year over year. And 17% on a linked quarter annualized basis. This measure, we believe, is more indicative of the real customer-driven revenue momentum at SunTrust.

In addition, net interest income was up a very strong 9% over last year, and 10% on a linked annualized basis.

We also continue to grow customer-driven fee income, or fee-income less the securities losses. These fees were up 28% on a linked annualized basis and up nearly 12% over last year. A very strong performance, I think.

Looking at some business lines, the wealth management business experienced another quarter of record growth. Wealth management fees were up over 18% annualized from last quarter's record. And 14% over last year as we continue to enjoy good sales momentum, strong net asset flows and stable customer retention rates.

Our deliberate expansion of capabilities in this business line is producing solid returns now, with the promise of even better things to come.

We also began to show expansion in service charges this quarter. Year over year, we grew service charges nearly 7% while on a linked annualized basis it was over 13%.

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In capital markets, linked annualized growth in fee income exceeded 60%. And year over year, it's down about 2% from a record-breaking quarter, making this the second best quarter in history for capital markets.

An especially encouraging result of this quarter, one that bodes well for future revenue growth, is overall loan growth. Year-over-year loans were up 9% and on a linked annualized basis there was a 13% uptick when excluding the effects of Three Pillars.

As noted in our press release, total commercial loans, excluding the impact of Three Pillars, were up as well as consumer loans. This is the first quarter in quite a while where that was the case. The difference is that the drag from the run-off in the large corporate portfolio, which had been masking growth in other commercial segments, is now behind us. So while we may not yet be seeing much in the way of large corporate loan growth, neither is the lack of volume there hurting us as much as it did.

I should point out that the silver lining to the cloud of sluggish large corporate loan demand is increased fee income as our investment banking folks help these clients tap the capital markets.

Now, in a minute Gary will talk to you about the net interest margin from a high level reported net interest margin was flat when compared to first quarter. And not out of line with what we've been expecting. Gary will explain exactly what's been happening here.

Gary will also go into more detail on the mortgage business, where loans have grown 25%, on both a year-over-year and linked annualized basis. This growth speaks to the initiatives we put in place to ensure that our mortgage business remains a strong and consistent contributor to earnings, even as the refinance phenomenon recedes.

Another success story is deposit growth one area in which the various sales initiatives we've talked with you about really pays off. Demand deposits were up 36% on a linked annualized basis, and 17% over last year.

Average NOW accounts were up 11% over last year and 16% on a linked annualized basis. Furthermore, money market accounts are up 4% on a linked annualized basis, and have stabilized compared to last year.

On expenses, the story is essentially the same as we saw in the first quarter. And I don't think that's all bad. The basic point is that we continue to do a decent job of keeping core operating expense growth in check.

When you add in the incremental costs of incentive payments related to higher business volumes, however, it does jack up the total expense number. I'll remind you, though, that higher expense in this area directly drives higher revenue numbers.

John Spiegel will talk more about this when he discusses operating leverage.

Finally, credit quality where the story continues to improve, nonperformers decreased by over $7.5 million, or about 2% during the quarter, and net charge-offs decreased 21 million, or 36 percent compared to last quarter. Net charge-off ratio was 19 basis points, an extraordinarily low number.

You should know, while we're looking to maintain a relatively low charge-off rate for the next quarter or two, 19 basis points is probably not sustainable over the long-term. And we wouldn't be surprised to see it trend upwards a bit as we move into 2005. Though definitely not to a level that we would consider worrisome.

Ted Hoepner can answer any questions you might have on charge-offs or credit quality in general.

That I think covers the highlights. As Gary mentioned, Jim Wells is going to provide a quick update on our National Commerce merger integration activities. Not to steal Jim's thunder, but I just want to say that we feel very good about how that effort is going. The more we get to know one another, the more convinced we become that these two organizations are going to do great things together, beginning, of course, with a smooth closing and successful integration.

Now let me turn it over to Gary, who will be followed by John Spiegel and then Jim Wells.

Gary Peacock: Thank you, Phil. First the high points for the quarter. Reported earnings were $1.29 per share, $0.03 above consensus. For those of you who think the cash basis results of $1.29 per share was reduced by $0.03 per share costs of intangible amortization. For the year, reported earnings were $2.55. For those of you that look at cash basis results, EPS was reduced by $0.07 per share for the costs of intangible amortization.

A couple high level items: Our effective tax rate for the quarter was approximately 30.9% and year-to-date the effective tax rate was 29 and a half percent. We'll expect our annual effective tax rate to be between 30 and 31 percent, which is in the range of the normalized tax rate of the company for the last several years.

Now let's look at the balance sheet. Starting with loans, we're showing some nice acceleration of loans from last quarter's growth rate. We need to adjust out the effects of Three Pillars on the first quarter numbers for linked annualized comparisons. Total loans year over year grew 9%. On a linked annualized basis, reported were up 5%, but adjusting for Three Pillars linked annualized loan growth was 13%, as Phil mentioned. Commercial was down 1% year over year, down 13% on a reported basis, but again adjusting out the effects of Three Pillars, the more important core commercial loans growth was up 7% which really breaks a trend because the commercial line item has been flat to slightly down for several years now.

This performance continues on trend with what we would expect to see in the commercial loan portfolio, given that large corporates declines are behind us, middle market lending, commercial has been growing mid to high single digits and small business growth which we call business banking has been growing in the high single to low double digit range.

And as Phil mentioned, we do believe now our large corporate loan business is stabilized, which unmasked the true growth of the commercial middle market and small business customer segments. A couple other categories: Real estate commercial was up 3% year over year, up 6% on a link annualized basis. Real estate construction was up 12% year over year, basically flat on a linked annualized basis.

Now to mortgage. As Phil mentioned, up 25% on both a year-over-year and linked annualized basis. This continues a trend from the last two quarters or so with the phenomenon of higher rates and purchase money activity. ARM production has improved. We tend to keep the ARM production in our portfolio, which is causing this new growth. Overall, the average dollar growth was 1.1 billion for the quarter, which is nice and quite substantial.

Now to direct. Direct consumer was down 3% year over year, up 5% on a linked annualized basis. Indirect also showing pretty good growth, at least in the double digit range, up 12% year over year. Up 10% on a linked annualized basis. This quarter is reflective of pretty good growth even with some slow-down in auto sales, especially in June.

Real estate equity, home equity loans and lines was a bright spot for the quarter, up 30% year over year, up 29% on a linked annualized basis. The causes here continue to be a better product, better sales focus, better sales processes, and better linkage with the first mortgage businesses which are creating out sized cross sales and more volume. To recap again, loans up 9% year over year adjusting for Three Pillars, a very strong 13% on a linked annualized basis.

Let's also now talk about deposits. Consumer and commercial deposits were up 6% year over year, accelerated to 16% on a linked annualized basis. More importantly, not only have deposits grown strongly, but they've continued to shift in mix towards the low-cost deposit categories. Looking at the combined performance or what are the low-cost deposit categories, which are DDA now in savings, low cost deposits were up 14% year over year, up 30% on a linked annualized basis. A couple of those sub categories, first DDA, reported DDA was up 17% year over year, up 36% on a linked annualized basis. The conclusion is that we're continuing to see strong retail DDA growth as customers are somewhat indifferent to interest bearing deposit products in this rate environment. We're also seeing some growth because of specific initiatives put in place to bring on new checking accounts.

We're also seeing some commercial DDA growth, but I'll remind you in this rate environment both from a retail and a commercial DDA perspective the deposits are worth less; but as rates rise if DDA deposits are retained, this category creates leverage to both net interest income and margin.

We've talked to you in previous quarterly earnings calls about the LOB deposit balance growth from the paid-in-full effects. Last quarter we told you that the mortgage deposit balances fell approximately $150 million, primarily due to paid-in-full loans, declining as the refinance boom ended or began to end.

This quarter mortgage deposits grew approximately $400 million because of increased paid-in-full loans due to a slight uptick in refinances during the quarter, especially the early part of the second quarter.

With total consumer and commercial deposits totalling 2.8 billion this quarter, adjusting for the 400 million or so of mortgage deposit aberrations, we still would say that we experienced very strong consumer and commercial deposits either with or without the mortgage deposit issue.

Now to money markets. As Phil mentioned, flat year over year up 4% linked annualized basis. This category has been declining the last several quarters. We've seen some return of growth here or at least stabilization as we've adjusted some pricing in some high balance customer segments to better retain those customers and/or grow new balances. And it seems to be working.

Another deposit category that's important has demonstrated pretty strong growth characteristics is NOW accounts which are up 16% linked annualized, up 11% year over year. Now let's talk about net interest margin. As Phil mentioned, margin was flat from first quarter. Let's talk about what's going on beneath the surface first. The positive effects to the margin as we told you last quarter to expect this quarter, the effect of Three Pillars being restructured and deconsolidated helped the margin this quarter by 4 basis points. Intuitively, that makes sense, given that the first full quarter that Three Pillars was on the balance sheet in the third quarter of last year there was a net cost or decline in the margin of 6 basis points. We got 2 basis points back last quarter, and this quarter we got the remaining 4 basis points.

So the carry-through effects of Three Pillars helped second quarter margin by 4 basis points.

Now let's talk about what the negative effects or negative drags to the margin was. First, we pre-borrowed to finance the National Commerce transaction, locking in part of the funding cost at what we consider to be lower rates during the quarter.

SunTrust bank issued about a billion dollars of CDs and approximately 240 basis point spread to funds. This prefunding had a negative impact of 1 basis points to second quarter total margin.

Next issue, during the quarter we temporarily increased reverse repo balances by approximately $350 million to support the increase in repo balances of approximately 600 million.

The net effect of this is to balloon the balance sheet with instruments of slightly lower margins, while helping net interest income slightly. This situation had a negative one basis point cost to second quarter margin.

Next, as we previously mentioned residential real estate loans grew nicely this quarter, and while we continue to originate residential volumes at very good current spreads, the current going-on yields are less than the underlying portfolio. Said another way, these residential originations are highly accretive to net interest income but slightly dilutive to the margin at current interest rates. This situation had a negative 1 basis point cost to the total second quarter margin.

Finally, SunTrust utilizes trade date accounting in its investment portfolio, meaning that unsettled net purchases in the company's investment portfolio at the end of the quarter are accounted for and added to the investment portfolio outstandings, without the corresponding interest income accruals from the securities.

Unsettled net purchases this quarter added approximately $160 million to average security balances, with in essence a temporary zero percent yield. This effect cost one half basis point to the total margin. So to recap, the effects of the margin this quarter, Three Pillars coming off the balance sheet, the carry-through effects of that activity in the first quarter helped margin by 4 basis points.

National Commerce Financial prefunding costs, 1 basis point. The reverse repo effect cost, 1 basis point. The yield effects of the residential real estate growth cost 1 basis point and the trade data accounting issue cost one half basis point. The rest, which are really miscellaneous balance sheet moves upon premium amortization effects loan fee effects, cost another one half basis points. So in total that zeros out and gets you to a flat margin second quarter compared to first quarter.

Interest rate sensitivity at the end of the second quarter is at negative 0.7% on a gradual 75 basis point decrease in interest rates, plus 0.4% on a gradual 100 basis point increase.

Some slight good news, the .4% asset sensitivity this quarter on the upside has improved from .2% last quarter. So we are slightly more asset sensitive this quarter compared to last quarter, but it still is a modest asset sensitivity position.

Now let's dig into fees. Phil talked about the trust and investment business. Trust and investment management as a separate line item up 13% year over year, up 12% linked annualized. Adding to that, retail investment fees which were up 19%. Year over year, up 36% on a linked annualized basis. Together, they totaled the wealth management fees of 14% year over year up 18% linked annualized basis.

What's causing these results, we maintain very strong sales momentum of new business compared to last year's very good pace. The loss business, which is a retention measure, continues at pretty good retention levels. And our investment performance has improved recently, which bodes well for the future.

SEIX Investment Advisors closed May 28th, taking out the effects of SEIX, assets under management were down slightly sequentially for the quarter and up about three percent year over year which is at a range we would expect to see as of June 30th. Adding in SEIX, SEIX added 16.8 billion of assets under management which means total assets under management for SunTrust stands at approximately $115 billion, up 21% from second quarter '03 and up 15% from first quarter of '04. Service charges have resumed their growth up 7% year over year, up 13% on a linked annualized basis. We talked to you last quarter about the service charges being down sequentially due to the seasonal effects relating to insufficient funds and overdraft fees that happened in the first quarter. The service charges this quarter have recovered from that seasonal down draft and have resumed their improving trend from really the fourth quarter levels.

Let's also talk about investment banking and trading fees and to remind you we believe you should look at these two line items together. As Phil mentioned, virtually flat year over year, up 60% on a linked annualized basis. The equity capital markets of SunTrust Robinson Humphrey had a very strong first half of the year and an even stronger second quarter. Equity capital markets was nicely profitable for both periods. But especially in the second quarter, more over the pipeline is strong. We feel really good about things going forward in equity capital markets with the caveat that continued good performance depends on the market at least maintaining itself.

On the other hand, debt capital markets of SunTrust Robinson Humphrey has been relatively flat recently. I'll quickly point out that this flat performance is from record levels last year. So there's been little retreat as the investment grade bond business has really gotten softer. I think the relevant point to all of this, as debt capital markets growth slipped a bit, equity capital market growth has stepped, causing pretty overall growth, up significantly on linked annualized basis. But we've maintained that revenue stream on a year-over-year basis.

Now to mortgages during the quarter we closed 8.8 billion in loans, up 37% from first quarter levels from a channel mixed perception, 48% of the volume was retail. 25% came through the wholesale channel and 27% through the correspondent channel.

The retail channel mix shifted from 45% last quarter to 48% this quarter, which creates a more profitable mix. More importantly we're feeling very good about the purchase money volume, which were 55% of the total volume during the quarter up 50% from last quarter.

This purchase money volume effects as a direct result of specific initiatives we've taken to build out our capabilities in anticipation of a lower refinance activity world. Things like our focus on the retail channel and leveraging the bank footprint to cross-sell mortgages to bank customers have assisted in this result. Application volumes this quarter were 11.3 billion. They were down 10% from last quarter. More importantly, however, the mix of applications were 53% retail. Even more profitable mix towards that channel.

We ended the quarter with 72.2 billion of servicing outstanding balance, up 3% from first quarter. The mortgage services rights are carried on the balance sheet at $460 million, or 64 basis points of the total outstanding service.

John Spiegel will be covering expense leverage issues so let's not spend a lot of time there except to tell you during the second quarter we had stock option expenses, FAS 123 related of 5.1 million or 9.4 million year-to-date, which is included as part of the overall personnel-related expenses. Capital levels are appropriate and strong. We bought back no shares during the quarter, which leaves roughly $6 million in our most current board authorization.

Now let me turn it over to John Spiegel for his discussion on expenses and operating leverage. John.

John Spiegel: Thanks Gary. As Phil said earlier we're doing a good job of keeping basic operating expenses in check, even though you see a rise in total non-interest expense number. I'd like to offer some background on this so you can look at second quarter expense trends in context of what we believe SunTrust increasing proficiency at expense discipline.

First, you have seen the second quarter non-interest expenses were up approximately $39 million from the first quarter levels. Two major items contributed to that expense growth. One was the increased incentives of approximately $26 million. And I reiterate, it's important to keep in mind that this expense increase helped drive the significant improvement in revenue growth we saw during the quarter. We also had 9.4 million in expense this quarter to reserve for unfunded commitments. Absent these two expense investments, sequential expense growth was essentially flat.

I think that is a measure that speaks to our effectiveness at basic cost control. We, like you, also look carefully at revenue growth relative to expense growth, or operating leverage.

There, too, things are looking up. Total revenue exceeded, excluding security gains and losses, grew at 10.2%, compared to second quarter of 2003. Relative expense growth was at a lower rate.

Specifically, when you exclude the expense to reserve for unfunded commitments, adjusted expenses grew at 9.7% during the same period. So operating leverage is positive somewhat.

Now, I'm not saying we are completely satisfied with where we are in this whole expense area. It remains a high priority for us. But I believe we have a fundamentally positive story to tell on expenses right now.

Trends are headed in the right direction, and we can anticipate continued improvement from here. With that, let me turn it over to Jim to discuss the NCF merger integration with you.

Jim Wells: Thank you, John. As we said in our press release we are on track and on schedule in terms of planning for closing of our merger with National Commerce Financial. We posted a very high level update on the merger integration process as part of our earnings package this morning. And let me quickly walk you through it and then Bill Reed and I will be happy to answer any questions you have during the Q&A. We are operating now under an integration planning process which essentially sets the stage for the whole merger integration effort and establishes a framework for the multitude of steps that need to take place for a smooth merger completion.

You can see in slide one the major elements of the plan. It begins with a basic definition of the target environment, which really means the scope of the combined enterprise, and lines up with detailed implementation planning.

Right now we're in the midst of the plan, and I think it's fair to say we are where we expected to be at this stage in terms of progress.

From a governance standpoint we formalized and significantly expanded the structure that originated with due diligence. Today we have one enterprise-wide integration office. It includes experienced senior level leadership from both organizations with both audit and operational risk oversight.

The practical heart of the process is 16 cross-functional teams that cover the big areas like systems conversion, planning, LOB integration, product mapping, customer communication, human resources, policies and processes, as well as the entire range of financial implications, including, of course, the cost saves to which we're committed.

Pulling from these teams is another whole level of working teams that really get into the details. We get together on a weekly basis, Tuesday mornings usually, for a comprehensive review of where things stand and in particular to identify any issues that need to be escalated.

As you know, we do have some experience in the merger integration business, and in part we have drawn upon our past successes. Moving away from internally focused integration process, here's a preliminary time line of some key external milestones. Merger applications have been filed. And while we shouldn't and wouldn't predict what regulatory authorities will decide, we are hopeful that approval will be forth coming in the August/September time frame with shareholder approval coming after that.

We expect to nail down plans for systems conversion by early August and announce our high-level organizational structure this month.

Divestitures are not really an issue for this transaction. We need to divest just three branches in rural Tennessee, with combined deposits of $64 million. Our SunTrust Robinson Humphrey investment banking folks are managing the sale and we expect the divestiture to be completed in the fourth quarter.

Legal closing for the merger is anticipated for October or November. And we'll set the date for systems conversions which we'll do on a phased-in sequential basis as well as signage changes and all of that as part of our planning. Turning to organizational issues, we're well aware that one of the keys to maximizing customer retention is minimizing employee apprehension. Especially among employees that deal directly with customers. And especially in branches.

People obviously want to know where they stand. As I indicated, we'll be announcing second level senior management appointments and all other personnel decisions will be communicated no later than October. We have already communicated that no branch jobs will be lost and we expect normal attrition patterns to cover other job eliminations. But no reductions will take place in any event before the closing. The cost saves as you might expect will come primarily from overlapping markets and support areas.

Bill, do you have anything you'd like to add before we turn it back to Gary?

Bill Reed: No. I'll just keep it simple. I echo what you and Phil said earlier from an NCF standpoint I think we're in good shape in terms of all issues relating to integration process. I think more importantly the two groups on both sides, the counterparts in both companies are working extremely well together. And more than ever I'm extremely convinced that the two companies coming together will enhance the benefits to our customers. Everything looks good from our standpoint.

Gary Peacock: Okay. Thank you, Bill. Now we'll go to Q&A. As in previous quarters each questioner will be allowed one primary question and one follow-up question. If you wish to ask additional questions you can enter the question queue. Lori, we're ready to take questions.

Operator: We'll now begin the question-and-answer session. If you would like to ask a question press star 1. To withdraw your request please press star 2. Once again, if you would like to ask a question please press star 1. Our first question comes from Lori Appelbaum. You may ask your question. Please state your company.

(Q): (Inaudible) asset sensitive has become more in the last three months, if you could give us a sense how much the Fed tightening that's recently taken place has helped the margin so far to give us a sense of the initial benefits of the first [indiscernible].

(A):  Lori, the Fed adjustment happened so late in the quarter.

(Q):  I mean so far into the third quarter is what I mean.

(A):  To the third quarter?

(Q):  Yeah.

(A): It's such a small increase and a .4% asset sensitive. It would be hard for us to pinpoint any material change in the margin. Over a long period of time, and as rates continue to tighten, or as Feds continue to tighten, we would expect to see more modest improvement in margin. But at this point, in the tail end of the second quarter or in the early phases of the third quarter, you can't, you can't segregate out or see it.

(Q):  Okay.

Operator: Thank you. Our next question comes from John Balkind. You may ask your question. State your company name.

(Q): Fox-Pitt Kelton. Couple questions on credit. First the reserve linked quarter. I know a lot of your production is ARM related. Obviously low loss content there. But could you talk a little bit about a comfort level. And second when you're looking at the charge off numbers this quarter, is that a function of lower losses or higher recoveries? Was there anything unusual in the line this quarter?

(A): Ted Hoepner: From a comfort standpoint, as Phil indicated, these are very low loss levels. Now, having said that, I can say that our consumer losses look very good and look sustainable in the short-term, at least. As it regards commercial, we haven't seen any signs where we would expect kind of a trend that might develop wherein charge-offs would rise. So again this level looks sustainable. So we're comfortable for the next quarter or two that we should stay at or near these levels. We did have some recoveries in the quarter. They were not material, to have affected this generally.

Now, going forward, the one thing that we remind you of and you know anyway is there are some large credits that from time to time can run into difficulties in giving the very, very low level of charge offs already that can't hurt. Is there anything else John?

(Q): Just on the level of the reserve to loans. I know a lot of the production has been ARM-related so there's although loss content. But do we see it sort of stabilized here around the 114 level?

(A): Hoepner: Well, you know, we build our loan loss reserve kind of from the bottoms up. We analyze individual credits. And so as our loan volumes increase, and if the volume increase is related to low loss content-type loans, which it's been recently, then that ratio will decline. And it could decline further. We don't think that the reserve to loan ratio is necessarily by itself an indicator at all of the quality or the level of reserve that one should have.

(Q):  Sounds good.  Thank you very much.

(A): Peacock: Yeah, John, I would add that, you know, as last quarter we were being asked, are you guys beginning to think about releasing or beginning to bleed your reserve. We said we didn't think we wanted to do that, we said we wanted to grow into our reserve. This quarter is evidence of that strategy.

(Q):  Great Gary.  Thanks.

Operator: Next question comes from Jeff Davis. You may ask your question and please state your company name.

(Q): Good morning. FTN. A question as it relates to loan growth as the commercial side picks up are we likely to see the consumer side slow down and secondly if we could get a little bit more color to the extent it exists on the growth in the commercial side. I understand the large corporate is not shrinking, but if drilling down in that portfolio are there any particular trends that are notable with growth or weakness by industry and geography?

(A) Peacock: Okay. Let me take the second question first. As we mentioned, the middle market commercial, the core commercial is growing at kind of mid single to high single digit. Business banking, small business growing low double digits, and what really has happened is large corporate has stopped shrinking. In fact, if you look at large corporate balances over the first six months, they declined about 300 million over the first quarter. And they recovered about 300 million over the second quarter. So in essence we kind of dipped down and dipped back up and right now our balances are fairly equivalent to where we started in January.

That phenomenon and actually a little bit of growth, the growth offsetting some of the loan loss in the early part of the year, you know, has led us to believe that we are at least stabilized at this point, although we don't see any particular reason that it could start growing or at least not growing rapidly at this point.

The consumer question, you know, let's take it category by category and let me just give you the important caveat at first. We believe the consumer loan growth in total is sustainable. We feel very good about the consumer growth, and the caveat is we don't -- it's not the style of SunTrust to change our credit quality standards in order to create growth. So everything I'm going to say assumes that we maintain credit quality, maintain underwriting standards and we're not going to change anything to create growth at an inappropriate credit quality cost.

We feel good about the ability to grow consumer growth. Let's look at a couple of major categories. First mortgage, this world has shifted rapidly to a purchase money volume and to retail. We spent a lot of time building out our capabilities, understanding that the refinance world would end and we wanted to get ourselves postured for a purchase money environment. We are [indiscernible] purchase money environment and those capabilities are creating impact and growth to the balance sheet.

We've added loan officers where necessary to capture our fair share of the volume. In the second quarter, portfolio volumes have doubled from first quarter levels. And that's very similar to the doubling of the purchase money volume that we talked about. And I think most importantly, we've held our pricing margins during this period, during this quarter, while many of our competitors cut their price. And we still got the volume, because of some of the capabilities that we built out. So from a mortgage perspective, a consumer loan category, that part of the consumer growth, you know, it's looking good and we're feeling pretty good about things.

Next, indirect. Kind of in all loan businesses, you can price to maximize volume. Or you can price to maximize going on margin. Or you can walk that fine line and press at a level to optimize both. And that's really what we've been doing in indirect. Even before the latest Fed move we were raising rates in our indirect volume to protect our going-on spreads. This effort created some slow-down in growth this quarter but that was by design. In addition, the industry sales slowed a bit, especially in June, but I think an important leverage many point and probably a leverage point that's been missed by many banking industry prognosticators as industry growth levels have slowed because the captives have cut down on the zero percent financing deal, they've reduced the rebate. So the industry sales has slowed. The churn rate of the indirect portfolios have diminished. Said another way people aren't trading in their cars every year taking advantage of the big rebates or the zero percent financing. Therefore, for a given volume of production and cost, our net volume is stickier and you get more leverage to the balance sheet. So in spite of the fact that we rationalized our costs we upticked our costs our costs are a little higher than our competitors the stickiness or attrition change has allowed the growth to remain at a pretty good level.

Last major category of consumer loan growth would be home equity. You know I said previously that better product and better sales focus and better link to the first mortgage business was the primary driver of growth there. Let me add a little more color there. I think an important factoid is in the second quarter, not in the second quarter, in June alone we booked a billion dollars of home equity volume. Now you compare that to what we booked in all of 2000 of two and a half billion, obviously there's been a rapid acceleration of production in the home equity business, but we've done some very important things to cause that volume. First, we're doing a lot more promotion. Advertising and direct mail, if you look at the marketing cost line item, those costs are rising but we're getting an appropriate payback in the volumes. We've also, you know, allowed or people more time to sell. We took the loan processing out of the branches, so we're more efficient on cost and that left our branch sales folks, because they're not doing the loan processing now. You left them more time to sell. We're selling all this product to existing customers. Our customer service has improved based on our own surveying of our both major and minor competitors:
SunTrust has the fastest application to approval rate. It takes us less than two hours to approve an application and we also believe we have the fastest application to close rate, less than ten days. So with this kind of turn around and this kind of customer service, you know there's less time for the deals to slip away to the competition.

Also kind of lost to those that watch the industry closer, there's less attrition in the home industry business as well. The first mortgage business, the refinance has slowed down. That was causing higher churn rates in the home equity portfolio. So here again like in indirect for a given volume and a given cost, you get more balance sheet growth because the balances are stickier. So that growth has accelerated because the churn has slowed and you're seeing more pronounced growth in home equity compared to prior quarters because of that fact. So I think in conclusion we talked about the three major categories of consumer. Given very consistent credit underwriting standards, we feel pretty good in our ability to grow these loans, continue to grow them at the rates you've seen, and most importantly maintain the margins.

You know we've been able to maintain the growth this quarter with appropriate margins and we think that bodes well for the future.

(Q): Okay. Then back on the commercial side, Gary, nothing notable then with regards to the growth and the geography or the industry as it relates to middle market? And for that matter the large corporate?

(A): Peacock: Yeah, there are no outliers. If you look at it based on geography, if you look at it based on zip codes. If you look at it on shared national credit there's no one component or segment that has created the acceleration this quarter.

(Q):  Thank you.

(A):  Peacock: It's coming across all of those segments fairly consistently.

(A): Humann: But Jeff, this is Phil. Let me pile on here. All of what Gary said is accurate. But from a macro standpoint, I think the biggest single thing is hitting on large corporate because we've said for many quarters now we had good loan growth in consumer, good loan growth in business banking, and we had good loan growth in core commercial, which was offset by the decline in large corporate. And finally it appears that has ceased. So this underlying growth that has actually been there for some time now is simply showing through as opposed to some incremental leap in those categories.

(A): Peacock: But again we don't think consumer is going to hand off to commercial. We believe consumer can still grow in its relevant range. Commercial picks up the pace and low double digit growth high single digit growth in loans looking forward is achievable.

(Q):  Okay.  Thank you.

Operator: Thank you. Our next question comes from John McDonald. You may ask your question and please state your company name.

(Q): Hi. Banc of America Securities. Could you give us a sense of the competitive conditions and the pricing and the commercial lending area, how spreads are behaving and whether you're seeing pricing intensify?

(A): Peacock: The pricing has intensified, John. And we're not the first to say that. I think most of our peers, as they speak to the industry, have mentioned that you know it's a much more competitive environment. The little volume that's out there and there is a little more volume than there was, everybody wants it and everybody is pricing aggressively to get it. I think in the case of SunTrust, you know what you will not see is, and as I mentioned previously, we're not going to lessen our credit standards to create the volume. So people are giving up some on price. They're giving up some on margin you know, we're going to walk the fine line of pricing to optimize both margin and volume. And we're not going to do anything foolish. Typically in the early, when you have a shift in the market, when loan growth begins to accelerate and everybody is hungry for volume, and frankly the industry hasn't seen any commercial loan growth in a couple years now, people have a tendency of inappropriately pricing early on to show quick growth.

In our case, we're not going to limit our underwriting criteria or pricing criteria to get the growth. And the growth you saw this quarter is not indicative of any pricing or credit quality outside our normal bandwidth.

(Q):  Okay.  Thank you, Gary.

(A):  Peacock: You're exactly right it's a heck of a lot more competitive.

(Q): Peacock: Yeah, we're hearing that. Could you also just give us a comment on the mortgage segment contribution to earnings this quarter? Are you able to talk about that?

(A): Yeah, I can't talk about the mortgage segment in total, because our segment data will come out in the second quarter. But I think you should expect that total contribution from mortgage will be at least as good as first quarter, probably just a tidbit better. And from a fee basis, you know we did a little better than the first quarter, not materially so. But, again, we've shifted from a refinance world into a purchase money world. So the very fact that we've maintained contribution and made that fairly material shift, I think is, you know, indicative of the value of the SunTrust franchise, the footprint and the way we run our business.

(Q):  Thanks.

Operator: Thank you. Our next question comes from Kevin Fitsimmons, you may state your question and please state your company name.

(Q): Good morning. Sandler O'Neill. Gary, I'm wondering, I'm kind of adding onto to this last question on mortgage, on a fee basis, I know you gave this to us last time. The actual numbers for servicing and for origination, what they would be. And I believe you said you would, if you could you would try to keep giving those. If you give those and then what line item are they within now? Are they in other or they in other charges and fees?

(A): They're in other noninterest income, and sure I'll get those to you, and I apologize to John McDonald. That's probably one of the things he was asking for. While I wasn't withholding that on purpose. The mortgage production fees for the quarter were about $8.5 million. That's up from a negative $3 million last quarter. The mortgage servicing line was negative one million, which is a shift down from the 2.3 million positive last quarter. Our mortgage servicing right amortization pick up a bit in the second quarter because we had that little blip of refinances. The mortgage servicing, amortization, was about $51 million. So we're showing a net mortgage servicing line of a negative million. So the net of the two, the big effecter of is the larger MSR amortization which was up about 10 percent from the prior quarter.

(Q): Great. One quick follow-up. I just want to make sure I'm hearing it right. On what you're saying about asset quality, you said that the pace of net charge offs this quarter is unusually low, however you're saying that you would expect that really to stay for the next two quarters. And not really begin ramping up until early '05. Is that correct?

(A): Humann: I guess that's on the fringe of correct. 19 basis points is unsustainably low. Whether it goes up next quarter, the fourth quarter or the first quarter of '05, I don't know that we're smart enough to figure that out. But our message is that in addition to unsustainably low, we don't expect it to sharply increase in future quarters at all. But there will be some uptick.

(Q):  Okay.

(A): Peacock: Kevin, I was on a wrong page and a wrong book when I gave you those numbers.

(Q):  Okay.

(A):  Can I start all over?

(Q):  You sure can, Gary.

(A): The mortgage production number for the quarter was 21 million, up from 8.5 million from last quarter. That's the shift to purchase. The servicing was negative 8 million compared to 1 million last quarter. Again the cause there was the 51 million of the MSR amortization which was the only number I got right.

(Q):  Okay.  Great.  Thank you.

Operator: Thank you. Our next question comes from Jefferson Herrelson. You may ask your question and please state your company name.

(Q): Thanks. KBW. My question regards some comments from the last quarter where you talked about the ability due to your rate debt a couple of years ago to be able to lean into the curve as rates go up. With the ten-year increasing by so much this quarter, did you guys use that opportunity and lean into the curve a little bit, or not? And do you still expect to have that opportunity over time to lean into the curve as rates go up?

(A): Peacock: I would not say that we leaned into the curve any. The weighted average duration of the portfolio at the end of the second quarter was 2.8 years. That compares to 2.7 years at the end of the first quarter. And I think the majority of the duration change was more a result of changes in premium amortization than us booking or buying longer dated assets.

We have not made a conscious decision nor had a conscious strategy in our ALCO sessions to start leaning into the curve. But, again, as you know, that opportunity lies in the future.

(A): Humann: And as Gary said obviously we're not going to be leaning into the 10-year point on the curve.

(Q):  Thanks a lot.

Operator: Thank you. Our next question comes from Jason Goldberg. You may ask your question and please state your company name.

(Q): Lehman Brothers. Good morning. A bunch have been addressed. If you could, maybe just give us more color with respect to the reserve fund funded loan commitments in terms of I guess where that stands? Is that just due to the strong growth in commitments you saw this quarter and just where do you see that going forward?

(A): Peacock: It is not due to a huge uptick in unfunded loan commitments. We have been doing some work at SunTrust better building out our methodology for reserving, understanding at a very granular basis portfolio by portfolio. And as a result, you know, we better understand the loss content in the unfunded loan commitment category. And what you saw this quarter was a reserve for that. You know in the good old days, that reserve was carried into traditional loan loss reserve. But the accounting rules have changed and that now is carried as an other liability. So it's not part of the loan loss reserve that we're demonstrating, it's in other liability. The approximately 10 million, it's fairly immaterial. It's fairly modest. Because there's not, there's very little to no loss content there.

(Q): Right. Is this something that we should expect in this amount each quarter or is this a one quarter [indiscernible] better in place?

(A): Peacock: This is part of improving our methodology to improve our losses we would expect it to be immaterial and not even mentionable in the future. But we did want you to understand it this quarter because it did cause a uptick in noninterest expenses.

(Q):  Super. That's helpful. Thank you.

Operator: Thank you. Our next question comes from Betty Grasick. You may ask your question and please state your company name.

(Q): It's Betsy Graseck, Morgan Stanley. On the pipeline you mentioned in the investment banking line that pipelines have improved. Could you give us a sense how much they've improved over the last quarter and the type of products or customers that are really coming into the pipeline at this stage.

(A): Peacock: You know, pipeline is a tough thing to talk about, because everyone measures their pipeline different so I'm not going to tell you what our pipeline specifically is, because someone is going to match ours against some of our peers and make some determination, and everyone measures what is a pipeline differently. I would say that the pipeline of SunTrust Robinson Humphrey equity capital markets we're talking about the equity capital markets, has been picking up both in the first and second quarter. Second quarter pipeline is modestly better than first quarter. And first quarter and second quarter are much more dramatically better than first and second quarter of last year.

(Q): Okay. So we're up versus where we were on purchase measurement from first quarter?

(A): Peacock: Yeah, it's improved from first quarter. And I think the conclusion, you know, we drew a conclusion that we're feeling very good about this business. To remind you that since we have brought the equity capital markets into the SunTrust organization, we have the first couple of quarters we operated at a slight loss. But we've been operating at break-even for several years now. This was a break-out quarter. You didn't hear us say we're operating at approximately break-even. We said that we are nicely profitable.

(Q):  I noticed those words.  Okay.  Thanks.

Operator: Thank you. Our next question comes from Tom McCandless. You may ask your question and please state your company name.

(Q): Hi. Deutsche Banc Securities. Good morning everyone. Just a quick question. And I'm sorry if you covered this, maybe just a point of clarification, but could you speak specifically to the increase in noninterest-bearing deposits and looking at the quarterly looks like it's up about a billion seven. Is it cyclical? Is it commercial? Is that related to the escrow numbers that you talked about in the residency mortgage business and did that volume uptick help influence the service charge on deposit fees?

(A): Peacock: The DDAs were up on a linked basis about $1.7 billion. Roughly all of the $400 million of DDA growth that came from the mortgage business are DDA. So even if you take that out, and that is an aberration, we would expect those balances to be drawn down over time from residential, and we still grew at $1.3 billion, which is a fairly high double digit rate on a linked annualized basis. That's coming across commercial. It's coming from retail. And those are the two primary lines of business that we're seeing that growth.

(Q): Is it fifty/fifty between retail and commercial or how would you characterize the split, roughly?

(A): Peacock: I'm not sure I have that number, Tom. But I would expect it to be weighted more towards commercial.

(Q):  And then...

(A): But retail, the retail growth has accelerated from prior periods. We're very proud of retail. But because commercial customers tend to keep larger balances in DDA, it's easier for them to influence that line.

(Q):  Influence on service charge on deposits?

(A): Peacock: Some of the increase in interest charges are coming from new customers and new balances. And some of it is coming from behavior. In essence DDA behavior. And very little of it is coming from the commercial segment related to service charges and balances and compensating balances.

(Q):  Terrific, thanks so much.

(A): Peacock: The increase in service charges I would say is much more a retail phenomenon than it is a commercial phenomenon.

(Q):  Thank you.

(A):  We have time for one more question.

Operator: Next question comes from Mike Mayo. You may ask your question and please state your company name.

(Q): Mike Mayo, Prudential Equity Group. Good morning. I had a question about the deal that's been announced the deal you didn't do and what you might do in the future for the National Commerce deal. What is Bill Reed's official title, what will his involvement be since you announced your recognition we had a South Trust get acquired. Do you have any regrets or thoughts about National Commerce versus South Trust, and then the thoughts about doing more mergers in the future, when might you be ready?

(A): Humann: Mike, this is Phil. I think I heard at least three questions, perhaps more. With respect to Bill Reed, as we've said from the very outset, Bill Reed will be elected vice chairman of our company. He will join our policy committee. And he will have a great deal to do with retail execution, as well as maintaining his direct line with the de novo branching, particularly the Wal-Mart effort that NCF has already successfully implemented. So there's really not any new news there.

With respect to South Trust, I really don't have a comment on that. We don't comment on M&A activity in general. So I could only say that certainly we don't have any regrets. We like NCF. We liked them before. We like them now. We think their footprint adds significantly and does not dilute our demographics or growth prospects. We think their demonstrated expertise in in-store and de novo branching is unique in the industry. So we just couldn't be happier. Now, with respect to future M&A, obviously for the next year or so we're going to be extremely busy executing this merger. So it would take something reasonably unusual or more likely in the capability enhancement arena for us to be very active at all.

(Q):  All right. Thank you.

Peacock: Okay. With that, we'll be adjourned. I'll be around the next couple of days to take your questions off line. Thanks for joining us.

Operator: Thank you. That concludes today's conference call. Thank you for your participation. You may disconnect at this time.

Additional Information and Where to Find It:

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. INFORMATION REGARDING SUNTRUST'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY SUNTRUST ON MARCH 2, 2004, AND INFORMATION REGARDING NCF'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY NCF ON MARCH 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.